UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: November 27, 2012

Makita Corporation

The 101st Interim Business Report

Ended September 30, 2012

(U.S. GAAP Financial Information)

(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”

interim business report originally issued in Japanese

for the benefit and information of shareholders

of the Company’s common stock)

Message from the Managements

We are pleased to present the outline of operation and financial results for Makita’s 101st interim period, ended September 30, 2012.

¢Consolidated Operating Result as Interim Period

Looking at the global economic situation during the first six-month period of the fiscal year ending March 31, 2013, European economy remained stagnating, because no clue to help solve the financial crisis in the region has been found. However, the Russian economy was still solid due to the continuing high level of crude oil prices. In the United States, the economic recovery remained moderate, though the housing market showed some signs of recovery. In Asia, the Chinese economic growth was at a low level and furthermore, there were signs of economic slowdown in Southeast Asia, where the economy had been expanded being led by exports. In Japan, the economic recovery lost momentum due to the deterioration of export environment, though demand for reconstruction from the Great East Japan Earthquake supported the economy.

Under these circumstances, in development side, Makita added a multi tool that enables the user to cut, remove and sand materials with one tool to the product lineup of lithium-ion battery products and expanded product lines with the right combination of affordability, functions and durability that meet needs in emerging countries. In production side, our plant in Thailand, which is the second production base in Asia following China, commenced operations from July 2012. The new plant enabled us to shorten the lead time for products to be sold in Southeast Asian countries and flexibly and promptly respond to the market demand. In sales side, we rebuilt the buildings of Fukuoka branch in Japan and sales subsidiary in Taiwan to meet diversified needs. Through such steps, we strove harder to maintain and improve our sales and after-sales services proximate to the customers.

¢For the interim period, both sales and profit have decreased because of the appreciation of yen and slow down of world economic growth

Our consolidated net sales for this period decreased by 1.2% to 151,232 million yen compared to the same period of the previous year. This was mainly because the growth of global economy slowed down and the yen became stronger against all currencies especially euro for 7.5% in weighted average change compared to the same period in the previous year resulting in the drop of 10 billion yen in net sales when translated into Japanese yen, although sales were solid in Japan.

As for incomes, our operating income decreased by 10.8% from the previous year to 24,030 million yen (operating income ratio 15.9%) mainly due to the rises in the ratio of cost of sales from 60.6% for the same period of the previous year to 62.2% for this period by 1.6 points as a result of the decline in capacity utilization at the plant. On the other hand, non-operating losses decreased by 1,102 million yen from the previous year due to the reductions in “Exchange losses on foreign currency transactions” and “Realized losses on securities”. Meanwhile, income before income taxes showed a decrease of 7.4% from the previous year to 22,693 million yen (income before income taxes ratio 15.0%) and net income attributable to Makita Corporation decreased by 7.2% from the previous year to 15,874 million yen (net income attributable to Makita Corporation ratio 10.5%).

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

¢Outlook for the year ending March 31, 2013 and Issue to be Addressed

Since the economy is slowing down in the developed countries, severe situation is expected in Western Europe, North America and Oceania. In the emerging countries, meanwhile, growth in demand for low-priced products is expected to continue. The trends in exchange rates are unpredictable, making the situation surrounding Makita Group remain severe.

Under these circumstances, Makita aims to reinforce its R&D and product development activities to deliver more user-friendly, earth-conscious power tools and gardening equipment. We will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. In addition, we will put focus on maintaining and strengthening a sales and after-sales service structure that leads the industry both in the domestic and overseas markets while enforcing our sales activity to professional users.

¢The Interim Cash Dividends of 15 Yen Per Share

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of at least 30%, with a lower limit on annual cash dividends of 18 yen per share.

For the interim period under review, Makita declared to pay a dividend of 15 yen per share, as announced in April 2012.

Based on its dividend policy, Makita's board of directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2013. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.

We look forward to the continuing support and cooperation of our shareholders.

November 2012

Masahiko Goto

President, Representative Director &

Chief Executive Officer

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Feature Section

¢Second Asian Production site, Thailand Plant commenced production

In July 2012, Makita Manufacturing (Thailand) Co., Ltd., or the Thailand Plant, our manufacturing subsidiary located in Chonburi Province, Thailand, commenced production.

The industrial park in Chonburi Province, where the Thailand Plant is located, is in a hilly area with complete industrial infrastructure and no fear of flooding. Since it is located near Laem Chabang Port, the largest international trading port in Thailand, the lead time for production for Southeast Asian countries can be reduced, realizing an enhanced production system capable of flexibly and promptly responding to demand.

Our sales in Asia, especially in Southeast Asia, show steady growth. With demand expected to expand, we aim to further promote sales by making full use of the Thailand Plant.

¢Makita Woodcraft Club supported Aichi Prefecture’s woodworking workshop

On August 4, a woodworking workshop for children titled “Come on, future inventors!” and organized by Aichi Prefecture was held in the Expo 2005 Aichi Commemorative Park. Members of Makita Woodcraft Club assisted the workshop as woodworking instructors and advisors.

This event, held during summer vacation, was intended to encourage children to become interested in invention and creativity. Thirty elementary school children selected from a number of applicants participated in the workshop, each making a bird box using slide compound saws and cordless driver drills.

Makita staff members explained to the children and their parents how to use the electric tools and assisted them in each step from cutting materials to finishing.

Children were excited with the experience of using electric tools for the first time in their life and looked happy finishing their completed bird boxes with sandpaper. This event was a good opportunity to communicate to children the joy of making things.

¢Exhibition in the JAPAN DIY HOMECENTER SHOW

Makita exhibited in the JAPAN DIY HOMECENTER SHOW 2012 held at Makuhari Messe International Convention Hall (Chiba City) from August 23 to 25, 2012. DIY-related products available in the market were exhibited in this trade show. The Makita booth also had a great number of visitors.

Many visitors experienced our products in the Makita booth and admired, among others, the powerful performance of our Cordless Recipro saw products. It was a great opportunity to be able to appeal the advantages of Makita products by offering visitors personal experience to use Makita products.

¢Okazaki Plant invited students of a school for the disabled

On October 18, nine students of a local high school for the disabled visited our Okazaki Plant. This was aimed to provide them with an opportunity to see the people working in a plant and their workplaces, so as to learn the significance of work.

The students saw the products being processed and assembled, and visited the products exhibition room. They were surprised at the work speed and the large number of product lineups.

Makita was awarded by the Minister of Health, Labour and Welfare as a company that has actively and steadily employed persons with disabilities at the national awarding ceremony for 2012.

We will continue to make efforts to create a company that embodies the “management in harmony with society”, one of our management principles.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Introduction of our Global Network

Australian Sales Subsidiary

¢Company Overview

Company name: Makita (Australia) Pty. Ltd.

Description of business: sales and after-sales service of electric power tools

Establishment: May 1973

Headquarters location: Eastern Creek, New South Wales, Australia

Branches: Hobart (Tasmania), Perth (Western Australia)

Factory Service Centers: 5 locations

¢Current Australian power tool market

Australia has a large market of power tools not only for professional users but also for Do-It-Yourself.

There is growing interest in lithium-ion batteries in Australia these days, and a wide range of high-quality products are demanded. To promote Makita’s lithium-ion products, Makita Australia has frequently held exhibitions to explain their superiority compared to nickel-cadmium products and demonstrate its excellent lineup of lithium-ion products. As a result of these efforts, Makita Australia now holds the largest share in the Australian market.

¢Establishing good relationships with distributors

As a result of successful sales promotion of lithium-ion products, sales in Oceania steadily increased, marking a 16% increase for the March 2012 term. While signs of economic slowdown, such as decreasing home construction, are beginning to appear this year, sales of this 2nd quarter remain at the same level as that of the same period previous year, though affected by the high yen. At present, construction of our new company building is under way with a view to further expanding businesses.

The Company has established good relationships with distributors by offering quality after-sale services, including promotion activities that meet their needs and frequent training workshops to help them use the products. Also, as part of the efforts to fulfill its corporate social responsibility, the Company launched a charitable product series that is tied up with the pink ribbon campaign aiming to raise awareness of breast cancer, receiving good reputation from customers. Through active and steady approaches to customers, we have increased recognition of the Makita brand.

¢Aiming to create a firm structure that will not be affected by economic trends

Makita Australia will celebrate its 40th anniversary next year. Placing power tools at the core of its business strategy, the Company will continue to further expand sales of power tools and other advanced tools. At the same time, since gardening is popular in Australia, we will also make active efforts to increase sales of gardening devices including, mainly, engine-loaded products. With these approaches, we aim to build a robust organization that will not be easily affected by economic trends.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

  Consolidated Financial Highlights

	Yen (millions)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the six months ended September 30, 2012	Rate of change (%)	For the year ended March 31, 2012

Net Sales	133,807	153,036	151,232	(1.2)	295,711

Operating Income	21,843	26,953	24,030	(10.8)	48,516

Ratio of Operating Income to Net Sales (%)	16.3%	17.6%	15.9%	—	16.4%

Income before Income Taxes	21,751	24,514	22,693	(7.4)	46,963

Net Income Attributable to Makita Corporation	15,122	17,104	15,874	(7.2)	32,497

Ratio of Net Income Attributable to Makita Corporation to Net Sales (%)	11.3%	11.2%	10.5%	—	11.0%

	As of September 30, 2010	As of September 30, 2011	As of September 30, 2012	Rate of change (%)	As of March 31, 2012

Total Makita Corporation Shareholders’ Equity	290,719	298,684	314,693	5.4	321,253

Total Assets	348,411	359,691	369,241	2.7	383,256

Ratio of Total Makita Corporation Shareholders’ Equity to Total Assets (%)	83.4%	83.0%	85.2%	—	83.8%

	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the six months ended September 30, 2012	Rate of change (%)	For the year ended March 31, 2012

Capital Expenditures	4,855	5,820	4,055	(30.3)	13,481

Depreciation and Amortization	3,636	3,474	3,549	2.2	7,237

Research and Development Cost	3,549	3,978	4,039	1.5	7,603

Number of Employees	11,368	12,177	12,793	5.1	12,563

Average Number of Shares Outstanding	137,759,993	137,755,000	135,749,263	—	137,244,683

Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders (Yen)	109.8	124.2	116.9	(5.8)	236.8

Cash Dividends Per Share (Yen)	15.0	15.0	15.0	—	72.0

Note: In principle, amounts of less than 1 million yen have been rounded.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Net Sales by Region

	Yen (billions)
	For the six months ended
	September 30, 2010	March 31, 2011	September 30, 2011	March 31, 2012	September 30, 2012

Japan	22.2	23.9	25.3	27.9	27.2

Europe	57.0	58.9	64.6	58.6	61.7

North America	18.5	18.6	19.8	17.7	19.4

Asia	11.4	11.7	14.1	11.9	14.2

Other Regions	24.7	25.7	29.2	26.6	28.7

Total	133.8	138.8	153.0	142.7	151.2

Note: The table above sets forth Makita’s consolidated net sales by region based on customer location for the periods presented.

Profit Ratio
	%
	For the six months ended
	September 30, 2010	March 31, 2011	September 30, 2011	March 31, 2012	September 30, 2012

Ratio of Operating Income to Net Sales	16.3	14.5	17.6	15.1	15.9

Ratio of Net Income Attributable to Makita Corporation to Net Sales	11.3	10.6	11.2	10.8	10.5

Production by Region
	Million units
	For the six months ended
	September 30, 2010	March 31, 2011	September 30, 2011	March 31, 2012	September 30, 2012

Japan	1.60	1.76	1.79	1.50	1.37

Europe	1.22	1.83	2.07	1.94	1.61

North America	0.56	0.64	0.70	0.63	0.64

Asia	6.77	8.18	9.32	8.10	8.20

Central and South America	0.29	0.32	0.38	0.57	0.50

Total	10.44	12.73	14.26	12.74	12.32

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Total Makita Corporation Shareholders’ Equity per Share

	Yen
	As of
	September 30, 2010	March 31, 2011	September 30, 2011	March 31, 2012	September 30, 2012
Total Makita Corporation Shareholders’ Equity per Share	2,110	2,230	2,168	2,367	2,318

Earning Per Share (Basic) Net Income Attributable to

Makita Corporation Common Shareholders

	Yen
	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ended March 31, 2012	For the year ending March 31, 2013
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Interim Period	175.6	77.1	109.8	124.2	116.9

Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Year	236.9	161.6	217.1	236.8	—

Cash Dividend per Share
	Yen
	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ended March 31, 2012	For the year ending March 31, 2013
Cash Dividend per Share for the Interim Period	30	15	15	15	15

Cash Dividend per Share for the Year	80	52	66	72	Undecided

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

	Yen (millions)

	As of March 31, 2012	As of September 30, 2012	Increase (Decrease)

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	44,812	52,466	7,654

Time Deposits	13,504	6,382	(7,122)

Short-term investments	25,125	28,326	3,201

Notes Receivable in Trade	1,769	1,555	(214)

Accounts Receivable in Trade	48,445	48,161	(284)

Less-Allowance for Doubtful Receivables	(753)	(710)	43

Inventories	129,571	117,611	(11,960)

Deferred Income Taxes	5,898	5,766	(132)

Prepaid Expenses and Other Current Assets	8,392	8,304	(88)

Total Current Assets	276,763	267,861	(8,902)

PROPERTY, PLANT AND EQUIPMENT:

Land	20,498	19,881	(617)

Buildings and Improvements	73,332	74,360	1,028

Machinery and Equipment	75,460	73,930	(1,530)

Construction in Progress	6,594	4,495	(2,099)

Less-Accumulated Depreciation	(98,146)	(97,999)	147

Total Net Property, Plant and Equipment	77,738	74,667	(3,071)

INVESTMENTS AND OTHER ASSETS:

Investments	19,154	15,871	(3,283)

Deferred Income Taxes	853	1,175	322

Other Assets	8,748	9,667	919

Total Investments and Other Assets	28,755	26,713	(2,042)

TOTAL ASSETS	383,256	369,241	(14,015)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2012	As of September 30, 2012	Increase (Decrease)

LIABILITIES

CURRENT LIABILITIES:

Short-term Borrowings	2,351	1,801	(550)

Trade Notes and Accounts Payable	21,822	17,942	(3,880)

Accrued Payroll	7,803	7,643	(160)

Accrued Expenses and Others	16,324	15,669	(655)

Income Taxes Payable	5,293	3,643	(1,650)

Deferred Income Taxes	125	90	(35)

Total Current Liabilities	53,718	46,788	(6,930)

LONG-TERM LIABILITIES:

Long-term Indebtedness	12	11	(1)

Accrued Retirement and Termination Benefits	3,027	2,854	(173)

Deferred Income Taxes	130	108	(22)

Other Liabilities	2,591	2,554	(37)

Total Long-term Liabilities	5,760	5,527	(233)

Total Liabilities	59,478	52,315	(7,163)

EQUITY

MAKITA CORPORATION SHAREHOLDERS’ EQUITY:

Common Stock	23,805	23,805	—

Additional Paid-in Capital	45,421	45,421	—

Legal Reserve and Retained Earnings	322,606	330,742	8,136

Accumulated Other Comprehensive Income (Loss)	(59,066)	(73,755)	(14,689)

Treasury Stock, at cost	(11,513)	(11,520)	(7)

Total Makita Corporation Shareholders’ Equity	321,253	314,693	(6,560)

NONCONTROLING INTEREST	2,525	2,233	(292)

Total Equity	323,778	316,926	(6,852)

TOTAL LIABILITIES AND EQUITY	383,256	369,241	(14,015)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Statements of Income

	Yen (millions)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012	Increase (Decrease)
			(Amount)	(%)

NET SALES	153,036	151,232	(1,804)	(1.2)

Cost of Sales	92,701	94,136	1,435	1.5

GROSS PROFIT	60,335	57,096	(3,239)	(5.4)

Selling, General, Administrative and others, Net	33,382	33,066	(316)	(0.9)

OPERATING INCOME	26,953	24,030	(2,923)	(10.8)

OTHER INCOME (EXPENSES):

Interest and Dividend Income	723	770	47	6.5

Interest Expense	(95)	(115)	(20)	—

Exchange Gains (Losses) on Foreign Currency Transactions, net	(2,465)	(1,708)	757	—

Realized Gains (Losses) on Securities, net	(602)	(284)	318	—

Total	(2,439)	(1,337)	1,102	—

INCOME BEFORE INCOME TAXES	24,514	22,693	(1,821)	(7.4)

PROVISION FOR INCOME TAXES

Current	7,459	6,808	(651)	(8.7)

Deferred	(189)	(7)	182	—

Total	7,270	6,801	(469)	(6.5)

NET INCOME	17,244	15,892	(1,352)	(7.8)

Less: Net Income Attributable to the Noncontrolling Interest	140	18	(122)	(87.1)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	17,104	15,874	(1,230)	(7.2)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Net Cash Provided by (Used in) Operating Activities	(1,692)	15,186

Net Cash Provided by (Used in) Investing Activities	4,473	751

Net Cash Provided by (Used in) Financing Activities	(5,131)	(8,103)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(839)	(180)

Net Change in Cash and Cash Equivalents	(3,189)	7,654
Cash and Cash Equivalents, Beginning of Period	51,833	44,812

Cash and Cash Equivalents, End of Period	48,644	52,466

Condensed Operating Segment Information

For the six months ended September 30, 2011

	Yen (millions)
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated

Sales:

(1) External Customers	35,001	64,618	20,129	6,942	26,346	153,036	—	153,036

(2) Inter-Segment	28,291	1,620	1,842	59,093	279	91,125	(91,125)	—

Total	63,292	66,238	21,971	66,035	26,625	244,161	(91,125)	153,036

Operating Expenses	54,594	58,199	20,595	59,678	22,256	215,322	(89,239)	126,083

Operating Income	8,698	8,039	1,376	6,357	4,369	28,839	(1,886)	26,953

For the six months ended September 30, 2012
	Yen (millions)
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated

Sales:

(1) External Customers	37,497	62,489	19,437	6,387	25,422	151,232	—	151,232

(2) Inter-Segment	21,740	1,856	1,184	53,688	22	78,490	(78,490)	—

Total	59,237	64,345	20,621	60,075	25,444	229,722	(78,490)	151,232

Operating Expenses	52,914	57,584	19,561	53,289	22,182	205,530	(78,328)	127,202

Operating Income	6,323	6,761	1,060	6,786	3,262	24,192	(162)	24,030

Note: Segment information is determined by the location of the Company and its consolidated subsidiaries.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condition of Shareholders and Shares

(As of September 30, 2012)

Total Number of Shares Authorized	496,000,000 shares

Total Number of Shares Outstanding	140,008,760 shares (including 4,261,015 shares of treasury stock)

Number of Shareholders	14,568 (234 increase compared with as of March 31, 2012)

10 Largest Shareholders

	Number of Shares Held (thousand)
Name of Shareholder		%

The Master Trust Bank of Japan, Ltd. (Trust account)	9,306	6.65

Japan Trustee Services Bank, Ltd. (Trust account)	7,748	5.53

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,213	3.01

Maruwa, Ltd.	4,069	2.91

Makita Cooperation Companies’ Investment Association	4,066	2.90

Nippon Life Insurance Company	4,013	2.87

Sumitomo Mitsui Banking Corporation	2,900	2.07

National Mutual Insurance Federation of Agricultural Cooperatives	2,469	1.76

Masahiko Goto	1,987	1.42

Japan Trustee Services Bank, Ltd. (Trust account 9)	1,951	1.39

Total	42,722	30.51

Note:	1.	Shares holding ratios above are calculated based on the total number of issued shares (including treasury stock) as of September 30, 2012.
	2.	In addition to the above, the Company owns 4,261 thousand shares of treasury stock.

Distribution of Share-ownership

Class of Shareholder	Number of Shares Held (thousand)
		%

Financial Institutions and Securities Firms	53,293	38.1

Japanese Individuals and Other	23,722	17.0

Foreign Investors	41,494	29.6

Other Japanese Business Corporations	17,239	12.3

Treasury Stock	4,261	3.0

Total	140,009	100.0

Class of Shareholder	Number of Shareholders
		%

Financial Institutions and Securities Firms	109	0.7

Japanese Individuals and Other	13,692	94.0

Foreign Investors	409	2.8

Other Japanese Business Corporations	357	2.5

Treasury Stock	1	0.0

Total	14,568	100.0

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Price per Share and Volume of Shares Traded on The Tokyo Stock Exchange

	2012
	April	May	June	July	August	September

High (yen)	3,460	3,090	2,930	2,834	3,030	3,080

Low (yen)	3,030	2,595	2,468	2,470	2,542	2,624

Volume (thousand shares)	12,329	21,166	16,688	15,966	16,303	17,046

Note:	The highest price, lowest price, and total volume of shares traded on The Tokyo Stock Exchange for the six months ended September 30, 2012 were as follows:
	The highest price per share:	3,460 yen marked on April 3, 2012
	The lowest price per share:	2,468 yen marked on June 4, 2012
	Total volume of shares traded:	99,497 thousand shares

Basic policy regarding profit distribution and to repurchases of its outstanding shares

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Corporate Data

(As of September 30, 2012)

Makita Corporation

3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan

Phone: (0566) 98-1711

Website: http://www.makita.biz/

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,206 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, pneumatic tools, gardening equipment and household products

Number of consolidated subsidiaries	49 (Domestic 2, Overseas 47)

Plants	Two in Japan, eight outside of Japan (two in China, and one each in the United States, Brazil, the United Kingdom, Germany, Romania and Thailand)

Number of Employees	12,793 (consolidated)

2,845 (non-consolidated)

Board of Directors

President and Representative Director	Masahiko Goto

Director, Managing Corporate Officers	Yasuhiko Kanzaki	(In Charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region)

	Tadayoshi Torii	(In Charge of Production and General Manager of Production Headquarters)

	Shiro Hori	(In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region)

Director, Corporate Officers	Tomoyasu Kato	(General Manager of Research and Development Headquarters)

	Tadashi Asanuma	(In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Shinichiro Tomita	(General Manager of Purchasing Headquarters)

	Tetsuhisa Kaneko	(General Manager of Production Headquarters (In Charge of China Plant))

	Yoji Aoki	(General Manager of Administration Headquarters)

Outside Director	Motohiko Yokoyama	(Representative Director of JTEKT Corporation)

Note:

The Company has designated Mr. Motohiko Yokoyama, a Director, as the “Independent Director(s)/Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefore to these Stock Exchanges.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Board of Statutory Auditors

Standing Statutory Auditors	Toshihito Yamazoe

	Haruhito Hisatsune	(Outside Auditor)

Statutory Auditors	Masafumi Nakamura	(Outside Auditor, Certified Accountant)

	Michiyuki Kondo	(Outside Auditor, Lawyer)

Corporate Officers (As of October 1, 2012)

Corporate Officers	Zenji Mashiko	(General Manager of Domestic Sales Marketing Headquarters: Tokyo Area)

	Toshio Hyuga	(General Manager of Domestic Sales Marketing Headquarters: Osaka Area)

	Tamiro Kishima	(Senior Managing Director of Dolmar G.m.b.H)

	Tim Donovan	(President of Makita Corporation of America and in charge of Brazil Plant)

	Paul Harris	(Managing Director of Makita Manufacturing Europe, Ltd. and in charge of Romania Plant)

Note:

The Company has designated Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Independent Director(s)/Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.

Independent Registered Public Accounting Firm

KPMG AZSA LLC

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Information on Shares

(As of September 30, 2012)

Fiscal period	The one (1) year period from April 1 of each year to March 31 of the following year

Ordinary general meeting of shareholders	June

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividends for the second half March 31 of each year

2) Cash dividends for the interim period September 30 of each year

Transfer agent of common stock	Sumitomo Mitsui Trust Bank, Limited 1-4-1, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan

Its handling office	Sumitomo Mitsui Trust Bank, Limited Stock Transfer Agency Department 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan

Its liaison offices	Head office and nationwide branch offices of Sumitomo Mitsui Trust Bank, Limited

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic	Tokyo and Nagoya stock exchanges (stock code: 6586)
	Overseas	American Depositary Receipts: The Nasdaq Global Select Market (Symbol: MKTAY)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese